Exhibit 16.2


VIA FEDEX





October 18, 2001



Mr. Farlen Halikman
Moore Stephens Lovelace, P.A.
1201 South Orlando Avenue
Suite 400
Winter Park, Florida 32789

Dear Farlen:

Please be advised that Pelican Properties International Corp. and Subsidiaries has decided to change independent accounting firms, effective immediately. In connection with this change, please prepare the necessary letters to: 1.) the Securities and Exchange Commission (SEC) for inclusion with Form 8-K (copy attached) and 2.) the SECPS of the SEC (with a copy to me.)

Please note Form 8-K must be filed within five days from the date the client-auditor relationship has been terminated and we would prefer to attach your letter with our filing (as opposed to filing an amendment). As such, please overnight your letter required for inclusion with Form 8-K for receipt by me no later than Monday October 22. 2001. Please advise me immediately if you will not be able to comply with this request. If your letter is not included with the Form 8-K, we must file the letter within ten business days after the initial filing.

Also, please consider this letter as written authorization to share workpapers with the accounting firm, Dowell & Perez, P.A. located in Tampa, Florida. Brett Cooper from Dowell and Perez, P.A. will be contacting you to coordinate a time when representatives from his firm will visit your offices to review the workpapers.

Please call me if you have any questions.

Regards,



Nathan A. Roesing
Chief Operating Officer


cc:  Keven Maddron